SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

November 16, 2010

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period October 8, 2010 to November 16, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/S/ STEPHEN FOSTER
Name:	Stephen Foster
Title:	Company Secretary
Date:	November 16, 2010

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 25AWC

Attached is a copy of a paper prepared for the Morgan Stanley Asia Pacific Summit held on 8 November 2010.

/s/ Stephen Foster
Stephen Foster
Company Secretary

8 November 2010

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email: info@aluminalimiited.com

Morgan Stanley Asia Pacific Summit November 2010 John Bevan Chief Executive Officer Judith Downes Chief Financial Officer ALUMINA LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s December 2009 Annual ASX Report filed on Form 6-K and Alumina’s Form 20-F for the year ended 31 December 2009.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

[2] ALUMINA LIMITED

Executive Summary

Alumina Limited (“Alumina”) is listed on the Australian Stock Exchange and the New York Stock Exchange

Alumina’s primary asset is its 40% joint venture interest in Alcoa World Alumina & Chemicals (“AWAC”) – Alcoa Inc (“Alcoa”) holds the remaining 60%

Alumina is in a good position to benefit from changing market pricing dynamics

AWAC has 17.2 million tonnes of capacity

– production of 15.3 – 15.6 million tonnes in 2010

AWAC is the largest seller to third party alumina market

– pricing change a strong upside

Growth capital expenditure nearing completion

Free cash flow from operations in first half of 2010

[3] ALUMINA LIMITED

AWAC – largest bauxite & alumina business

- Eight refineries – 17.2 million tonnes of capacity
- Seven bauxite mines – world's largest bauxite miner
- Two smelters – market competitive power contracts renewed to 2036
- New project in Saudi Arabia – additional 0.45mtpa capacity planned for 2014


San Ciprian
Guinea
AWAC –
Ma'aden mine/refinery
Kwinana
Huntly
Pinjarra
Willowdale
Wagerup
Portland
Point Henry
Point Comfort
Jamalco
Suralco
MRN
Sao Luis
Juruti
Bauxite Mines
Refineries
Smelters
Location

[4]

ALUMINA LIMITED

The aluminium industry is changing

Increase in independent smelters has led to substantial third party alumina market

Alumina Third Party Market

(m/tonnes)

5 8 12 3 15 23 17

1970 1980 1990 2000 Current

Rest of the World China

Source: James F King

Total alumina market close to 80 million tonnes in 2010

Integrated players, with bauxite – alumina – aluminium operations competing with non-integrated smelters

Newer smelters are less self sufficient in bauxite and alumina

Third party alumina market is now over 40% and growing

Creates pressure for pricing to de-link from aluminium

ALUMINA LIMITED

[5]

AWAC is the largest supplier to the third party alumina market

Over 60% of production of AWAC is currently sold to third parties

All of AWAC’s sales based on third party pricing

CRU Forecast Net Alumina for Selected Major Producers

2010 2011

m tonnes

AWAC

Chalco

Vale

BHP Billiton

RTA

Hydro

UC RusAl

Hydro/Vale

Source: CRU

ALUMINA LIMITED

[6]

AWAC is a low cost alumina producer

World Refinery Cost Curve

Lowest cost refineries have highly integrated bauxite

Highest cost refineries rely on seaborne bauxite

0

20,000

40,000

60,000

80,000

Cumulative Production – 000MT

Source: CRU, Alcoa Analysis

Key: AWAC Refineries

ALUMINA LIMITED

[7]

Significant long term asset in Brazil

New expanded Tier 1 refinery and long life mine

Total capital investment by AWAC is $3.5 billion

Refinery expected to be optimised by start of 2011

Juruti expected to reach initial optimisation by 2012

Impact of Brazil improvement expected to drive significant increase in results

[8]

ALUMINA LIMITED

AWAC has the largest proportion of Tier 1 alumina assets in the industry

Tier 1 assets have:

Long life bauxite

Low cost

Long term energy supply

Stable workforce

Close to deep water port

Pinjarra - 4.2m mtpy

[9]

ALUMINA LIMITED

Long life, accessible bauxite is key

Best refinery projects co-located with bauxite reserves

Bauxite quality is diminishing, is not accessible and is becoming harder to gain approvals for expansions or new mines

Some traded bauxite no longer available

Chinese refineries looking for bauxite projects outside China to accommodate future growth

[10]

ALUMINA LIMITED

Best refinery projects co-located with bauxite reserves

Global Bauxite Availability (Bmt)

Russia: 0.8

Greece: 0.6

Guinea: 28

Saudi Arabia: 0.25

China: 2.79

Tropic of Cancer

Jamaica: 1.0

Venezuela: 5.5

Vietnam: 3

Colombia: 0.4

India: 2.9

Ghana: 0.3

Philippines: 0.5

Equator

Suriname: 0.37

Cameroon: 0.8

Indonesia: 1.5

Tropic of Capricorn

Madagascar: 0.5

Brazil: 8.0

Australia: 9.8

Total Bauxite Potential

Source: Alcoa estimates, CRU

[11] ALUMINA LIMITED

Not all industry participants are long on bauxite

Bauxite Positions (Mmt)

Shipments Internal Third Party Sales Bauxite Purchases

41

34

28

20

16

13

12

12

5

4

3

3

AWAC RTA Other China UC Rusal Chalco India Vale BHP Venezuela Hydro Noranda Glencore

Source: Alcoa estimates, CRU

Considerable existing need for third-party purchases and sales

Non-integrated refiners exposed to third-party sea borne purchases of bauxite will set the marginal price for alumina

AWAC well positioned with long life mines

New AWAC mine at Juruti adds to long term capacity

[12] ALUMINA LIMITED

Chinese refineries continue to depend on imports

Bauxite Supply for Chinese Producers

Imported Bauxite

Domestic Bauxite

Bauxite Consumption, Mln tonnes

0 1 2 3 4 5 6 7 8 9 10

Jan-05

Apr-05

Jul-05

Oct-05

Jan-06

Apr-06

Jul-06

Oct-06

Jan-07

Apr-07

Jul-07

Oct-07

Jan-08

Apr-08

Jul-08

Oct-08

Jan-09

Apr-09

Jul-09

Oct-09

Jan-10

Apr-10

Jul-10

Oct-10

Jan-11

Apr-11

Jul-11

Oct-11

Mining in China is increasing, but only supplies 70% of needs

Chinese mines tend to have short lives and some have inconsistent quality

Alumina industry in China competes with refractory bricks for bauxite

Source: Clark & Marron

[13] ALUMINA LIMITED

Financial Highlights

ALUMINA LIMITED

Financial Overview – Half Year to

30 June 2010

AWAC revenue up 12% on increased volume and improved prices

AWAC costs benefited from strong focus on cash in 2009

AWAC generated free cash flow

Alumina underlying profit US$22.2m, up from US$10.7 million in the second half of 2009

Alumina Limited gearing 9.5%

[15] ALUMINA LIMITED

AWAC major growth investment nearing conclusion

US$m

600 611

535 545 500

400 372

346 300

207 200

100 72 0 1H07 2H07 1H08 2H08 1H09 2H09 1H10 Growth

mtpa

AWAC Capacity

20 17.2 16.2

16 14.7 14.7 15.0 14.1

12 8 4

0

2005 2006 2007 2008 2009 2010

Important period of growth capital expenditure in Brazil reaching a conclusion

Small investment in Ma’aden joint venture expected in second half of 2010

Major capex program has lifted capacity from 15.0mt to 17.2mt in 2010

2010 production estimate 15.3-15.6mt

Existing capacity could grow production by 10-12%

[16] ALUMINA LIMITED

AWAC generates free cash flow

US$m 1H09 2H09 1H10

Cash from operations (159) 95 300

Capital expenditure (464) (299) (146)

Free cash flow* (623) (204) 154

* Free cash flow defined as cash from operations less capital expenditure

Free cash flow has previously been consumed in the Brazil project

Free cash flow expected to grow with no major growth capex requirements

Growth capex 1H 10: $72m

Sustaining capex 1H 10: $74m

[17] ALUMINA LIMITED

Alumina Limited returns to free cash flow*

Regular distribution of dividends by AWAC to joint venture partners

Cash from operations funds dividend

Final stages of investment in capital growth in Brazil $48 million plus contribution to working capital in Brazil

US$m 1H09 2H09 1H10

Dividends received 80 56 95

Costs (20) (19) (20)

Other 3 7 4

Cash from Operations 63 44 79

Payments for Investments in Associates (253) (187) (64)

Free Cash Flow (190) (143) 15

* Free cash flow defined as cash from operations less payments for investments in associates

[18] ALUMINA LIMITED

Interim dividend declared

US 2¢ per share interim dividend declared in August

Dividend Policy

Generally, the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate cost commitments have been met. Dividends will be fully franked for the foreseeable future

[19] ALUMINA LIMITED

Alumina’s balance sheet remains conservatively geared

Net gearing 9.5%

Undrawn committed facilities of $300m maturing mid 2012

Convertible bond outstanding reduced to $296m

Longer maturity financing arranged

[20] ALUMINA LIMITED

Industry Overview

ALUMINA LIMITED

The aluminium cycle

Historically, many companies had integrated mining, refining and smelting operations

Bauxite

Alumina

Aluminium

End-use Products

Refining

Smelting

Manufacturing

4-5 tonnes

2 tonnes

1 tonne

Growth of the Chinese alumina industry and smelters in the Middle East is lowering the extent of integration

Recycling

[22] ALUMINA LIMITED

Aluminium demand is strong

Attractive properties; lightweight and recyclable

Demand in 2010 up 13% on 2009 level

– Only building construction segment is weak

Future growth driven by urbanisation in developing countries, lightweighting of transportation

World Metal Consumption per unit IP

1.8

1.6

1.4

1.2

1.0

0.8

0.6

0.4 1960 1964 1968 1972 1976 1980 1984 1988 1992 1996 2000 2004 2008 Aluminium Copper Nickel Zinc

Source: Credit Suisse estimates

[23] ALUMINA LIMITED

Economics demonstrate need for pricing change

Strong demand for aluminium requires new investment in alumina

Marginal producers of alumina have high cost structures

Majority of contracts in RoW* priced as a percentage of LME aluminium price

Current linked price does not reflect cost drivers of alumina

Spot price is US$362/t** FOB Australia

* Rest of World (excludes China)

** Platts – 2 November 2010

China’s Alumina Cash Cost Curve (3Q 2010)

US$/t

450 3,033

400 2,696

350 Alumina Price - China CCM (Sept 2010) 2,359

300 Shandong 2,022

250 Guangxi Guizhou Henan Shanxi Chongqing Other 1,685

200 Energy 1,348

150 Caustic 1,011

100 674

50 Bauxite 337

0 0

0% 25% 50% 75% 100%

Cumulative Production - %

RMB/t

Source: Clark & Marron October 2010

[24] ALUMINA LIMITED

New refinery capital costs are rising

Capital Cost

US$/tonne

China $1,074

North Australia 1,534

Western Australia 1,419

India 1,227

Guinea 1,887

Implied range $1,000 - $1,900 per tonne

Source: James King

Infrastructure costs rising quickly – ports, railways

Long life mines difficult to develop

Incentive price for alumina expected to rise to meet demand

[25]

ALUMINA

LIMITED

Changing to an Index Price

Indexes have emerged which can be used for frequent pricing

Market is already shifting alumina customers to index-based pricing

This is a structural change

Approximately 20% of contracts mature annually

CRU Spot vs Composite Price*

$/t 375

$45

275

175

2Q09 3Q09 4Q09 1Q10 2Q10

Spot Composite

* CRU composite price is a weighted average price for a number of key importing and exporting countries

Source: CRU July 2010

[26]

ALUMINA LIMITED

Implications for AWAC

AWAC is the largest supplier into the third party alumina market

AWAC has Tier 1 bauxite and alumina assets

Brazil provides incremental capacity to meet growing demand

Cash flow from AWAC will feed into Alumina Limited’s announced dividend policy

Alumina Limited – a unique upstream alumina exposure

[27]

ALUMINA LIMITED

Key investment highlights

World’s largest miner of bauxite and manufacturer of alumina

Strong long term demand for aluminium

Favourable position on the cost curve

Potential benefits of a pricing transition

Large, long life bauxite and production capacity

Improving cash flow generation

Increased dividend and dividend policy confirmed

[28]

ALUMINA LIMITED

Questions

ALUMINA LIMITED

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 26AWC

Alumina Limited (ASX: AWC) has successfully executed an unsecured senior syndicated revolving cash advance facility which was sole mandated and lead arranged by ANZ Bank with a syndicate of eight Australian and offshore banks.

The U$320 million facility, which was oversubscribed, comprises a US$106.7 million 3-year tranche and US$213.3 million 5-year tranche. The facility is available for general corporate purposes and is part of ongoing renewal of banking facilities.

Judith Downes, Chief Financial Officer, said “We are delighted with the response received from the syndicate and that we have achieved our objectives of lengthening the maturity profile of our debt and reducing our average funding cost. We have also added three new relationship banks which, we believe, indicates the level of bank appetite for exposure to Alumina and its businesses”

The banks that participated in the syndicated facility were:

Mandated Lead Arranger & Bookrunner

Australian and New Zealand Banking Group Limited

Mandated Lead Arranger

BNP Paribas

Sumitomo Mitsui Banking Corporation, Sydney Branch

The Bank of Tokyo-Mitsubishi UFJ Ltd

Lead Arranger

The Bank of Nova Scotia Asia Limited

Bank of America, NA, Sydney Branch

Westpac Banking Corporation

Arranger

Cathay United Bank, Singapore Branch

/s/ Stephen Foster Stephen Foster Company Secretary 15 November 2010

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email: info@aluminalimiited.com